UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date July 5, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF THE 2021 ANNUAL GENERAL MEETING,

H SHAREHOLDERS CLASS MEETING AND A SHAREHOLDERS

CLASS MEETING HELD ON 29 JUNE 2022

The Board hereby announces the poll results of the AGM, the H Shareholders Class Meeting and the A Shareholders Class Meeting held in Shanghai, the PRC on Wednesday, 29 June 2022.

References are made to (1) the meeting materials (the “Meeting Materials”) published on 20 June 2022 regarding the 2021 annual general meeting (the “AGM”), the class meeting of holders of H Shares (the “H Shareholders Class Meeting”) and the class meeting of holders of A Shares (the “A Shareholders Class Meeting”, together with the H Shareholders Class Meeting as the “Class Meetings”) of China Eastern Airlines Corporation Limited (the “Company”); (2) the notice of the AGM and the notice of the H Shareholders Class Meeting of the Company (collectively the “Notices”) dated 12 May 2022; and (3) the circular of the Company dated 9 June 2022 (the “Circular”), in relation to, among others, (i) details of the Non-public Issuance of A Shares under the Specific Mandate and the connected transaction in relation to the proposed subscription of A Shares by CEA Holding; (ii) a letter from the Independent Board Committee; and (iii) a letter from the Independent Financial Adviser.

Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Circular.

A. RESULTS OF THE AGM AND CLASS MEETINGS

The AGM, the H Shareholders Class Meeting and the A Shareholders Class Meeting were held at the Conference Room on Second Floor, CEA Development Co., Ltd., Auxiliary Building, No. 99 Konggang Third Road, Changning District, Shanghai, the PRC ( 中國上海市長寧區空港三路 99 號東航實業集團有限公司輔樓二樓會議室 ) on Wednesday, 29 June 2022. The AGM and the Class Meetings were validly convened in compliance with the relevant requirements under the Company Law of the People’s Republic of China and the Articles.

As at the date of the AGM and the Class Meetings, the aggregate number of Shares in issue of the Company was 18,874,440,078, including 13,697,662,301 A Shares and 5,176,777,777 H Shares. As disclosed in the Circular, CEA Holding, the controlling Shareholder of the Company, together with its associates (including CES Finance and CES Global (both being wholly-owned subsidiaries of CEA Holding) and Mr. Li Yangmin (a director of CEA Holding), holding 10,651,414,835 Shares of the Company in aggregate and representing approximately 56.43% of the issued share capital of the Company, were required to abstain and have abstained from voting in respect of resolutions 9, 10, 13, 14 and 17 at the AGM. CES Global, holding 2,626,240,000 H Shares, was required to abstain and has abstained from voting in respect of the resolutions 1, 2, 4, 5 and 6 at the H Shareholders Class Meeting. CEA Holding, CES Finance and Mr. Li Yangmin, holding 8,025,174,835 A Shares of the Company in aggregate, were required to abstain and have abstained from voting in respect of the resolutions 1, 2, 4, 5 and 6 at the A Shareholders Class Meeting. As such, (i) the aggregate number of Shares entitling shareholders to attend the AGM and vote for or against or abstain from voting in respect of resolutions 9, 10, 13, 14 and 17 was 8,223,025,243, representing approximately 43.57% of the Company’s total share capital in issue; the aggregate number of Shares entitling shareholders to attend the AGM and vote for or against or abstain from voting in respect of resolutions 1 to 8, 11, 12, 15 and 16 was 18,874,440,078, representing 100% of the Company’s total share capital in issue, (ii) the aggregate number of H Shares entitling H shareholders to attend the H Shareholders Class Meeting and vote for or against or abstain from voting in respect of resolutions 1, 2, 4, 5 and 6 was 2,550,537,777, representing approximately 49.27% of the Company’s total H Shares in issue; the aggregate number of H Shares entitling H shareholders to attend the H Shareholders Class Meeting and vote for or against or abstain from voting in respect of resolution 3 was 5,176,777,777, representing 100% of the Company’s total H Shares in issue, and (iii) the aggregate number of A Shares entitling A shareholders to attend the A Shareholders Class Meeting and vote for or against or abstain from voting in respect of resolutions 1, 2, 4, 5 and 6 was 5,672,487,466, representing approximately 41.41% of the Company’s total A Shares in issue; the aggregate number of A Shares entitling A shareholders to attend the A Shareholders Class Meeting and vote for or against or abstain from voting in respect of resolution 3 was 13,697,662,301, representing 100% of the Company’s total A Shares in issue.

Saved as disclosed above, there were no Shares entitling shareholders to attend the AGM and/or Class Meetings and abstain from voting in favour of the resolutions proposed at the AGM and/or Class Meetings as set out in Rule 13.40 of the Hong Kong Listing Rules, and no shareholder was required to abstain from voting at the AGM and/or Class Meetings.

Each resolution proposed for approval at the AGM and the Class Meetings was taken by poll.

Both on-site voting and online voting were adopted. On-site voting referred to attendance and voting in person or authorisation of proxies to attend and vote by completing and returning the relevant proxy form, and was available to all shareholders of the Company. Online voting was conducted via the online voting system of the Shanghai Stock Exchange, which can be accessed through the voting platform of the trading system of the Shanghai Stock Exchange and through the network voting platform on a designated website, and was participated by the A shareholders of the Company. Shareholders and their proxies, together holding 16,280,083,064 Shares of the Company, representing approximately 86.2547% of the Company’s share capital in issue, attended the AGM or participated in online voting; shareholders and their proxies, together holding 3,839,045,307 H Shares, representing approximately 74.1590% of the Company’s H Shares in issue, attended the H Shareholders Class Meeting; and shareholders and their proxies, together holding 12,437,075,757 A Shares, representing approximately 90.7971% of the Company’s A Shares in issue, attended the A Shareholders Class Meeting or participated in online voting.

After consideration by the said shareholders and proxies and through voting by way of on-site voting or online voting, all resolutions as set out in the Notices and the Meeting Materials have been duly passed at the AGM and the Class Meetings respectively.

All Directors attended the AGM and the Class Meetings.

1. POLL RESULTS OF THE AGM

The poll results at the AGM were set out as follows:

		Total Number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS
1.	Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company for the year 2021.”	16,279,321,864	59,150	702,050
		(99.9953%)	(0.0004%)	(0.0043%)
2.	Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company for the year 2021.”	16,279,325,364	55,750	701,950
		(99.9953%)	(0.0003%)	(0.0044%)
3.	Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2021.”	16,278,776,214	604,800	702,050
		(99.9920%)	(0.0037%)	(0.0043%)
4.	Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2021.”	16,279,992,064	56,950	34,050
		(99.9994%)	(0.0003%)	(0.0003%)
5.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the appointment of the Company’s the PRC domestic auditors and international auditors for financial reporting and the auditors for internal control for the year 2022.”	16,279,992,614 (99.9994%)	56,400 (0.0003%)	34,050 (0.0003%)

Total Number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS
6.	Special Resolution: “THAT, to consider and approve the resolution on granting of a general mandate to the Board to issue bonds:	16,205,612,959 (99.5426%)	74,436,155 (0.4572%)	33,950 (0.0002%)

Agreed the Board to issue debt financing instruments in one or multiple tranches within the limits of bonds issuable under the requirements of applicable laws, upon obtaining general and unconditional mandate from the general meeting:

(a)   Type of debt financing instruments: debt financing instruments include but are not limited to corporate bonds, super short- term commercial papers, short-term commercial papers, medium-term notes, bonds denominated in offshore Renminbi or US Dollars or other currencies, asset-backed securities, enterprise bonds, perpetual bonds or other onshore and offshore debt financing instruments issuable upon approval by or filing with the China Securities Regulatory Commission, Securities Association of China and other relevant authorities in accordance with relevant regulations. However, bonds issued and/or debt financing instruments adopted under this mandate shall not include bonds that are convertible to shares of the Company.

(b) Issuer: the Company and/or its wholly-owned or controlled subsidiaries. The actual issuer shall be determined by the Board according to the needs of issuance.

(c)   Issuance size: the amount of debt financing instruments permitted to be issued under this mandate shall fall within the outstanding balance available for issuance of such type of instruments under the requirements of applicable laws. The actual issuance size shall be determined by the Board according to funding requirements and market conditions.

Total Number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

(d)   Term and type: save for perpetual bonds, not more than 15 years and may have single or multiple maturities. The actual term and issuance size of each type of the debt financing instruments shall be determined by the Board according to relevant requirements and market conditions.

(e)   Use of proceeds: the proceeds raised from the issuance are expected to be used in ways which are in accordance with the requirements of laws and regulations, such as to fund the production and operation needs of the Company, to adjust the debt structure, to supplement working capital and/or to make project investment. The actual use of proceeds shall be determined by the Board according to funding requirements.

(f) Effective period of the mandate: one year from the date of approving this resolution at the general meeting of the Company.

Where the Board and/or its authorised representatives have, during the effective period of the mandate, decided the issuance, and provided that the Company has also, during the effective period of the mandate, obtained the approval or permission from or registration with regulatory authorities on the issuance, the Company may, during the effective period of such approval, permission or registration, complete the issuance.

(g)   Guarantees and other arrangements: the guarantees and other credit enhancement arrangements shall be determined based on the features of the onshore and offshore debt financing instruments and the issuance needs in accordance with the laws.

Total Number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

(h)   Target subscribers and arrangements on placement to shareholders of the Company: the target subscribers shall be the investors who meet the conditions for subscription in accordance with the requirements of laws and regulations. The specific target subscribers shall be determined in accordance with relevant laws, the market conditions and other specific matters related to the issuance.

(i) Authorisation to the Board

The Board proposes to the general meeting to grant the general and unconditional mandate to the Board for the following purposes, after taking into account of the specific requirements of the Company and other market conditions:

(i) to confirm the issuer, type, actual type, actual terms and conditions and other matters in relation to the issuance, including but not limited to the actual issuance size, actual aggregate amount, currency, issuance price, interest rate or methods of determining interest rate, issuance place, timing of issuance, term, whether to issue on multi-tranche issuances, number of tranches of issuance, whether to incorporate terms of repurchase or redemption, rating arrangement, guarantees and other arrangements, term of repayment of principal and payment of interest, use of proceeds and underwriting arrangement, etc.

Total Number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

(ii)  to undertake actions and procedures necessary and ancillary to each, including but not limited to the engagement of intermediary agencies to deal with procedures such as applying approval from, registering and filing with relevant regulatory authorities relating to the issuance on behalf of the Company, signing all legal documents necessary and relating to the issuance, and handling other matters such as repayment of principal and payment of interest during the duration and trading and circulation.

(iii) to approve, confirm and ratify the aforementioned actions and procedures given the Company has taken any of the actions and procedures in respect of any issuance.

(iv) to make relevant adjustments to relevant matters relating to actual proposal for issuance within the scope of the mandate granted to the Board according to the advice of regulatory authorities or the then prevailing market conditions in the event of changes in the issue policy of regulatory authorities or market conditions, unless re-approval at the general meeting of the Company is otherwise required pursuant to the relevant laws, regulations and the articles of association.

(v) to decide and deal with relevant matters relating to the listing of issued debt financing instruments upon the completion of issuance.

(vi) to approve, sign and dispatch announcements and circulars relating to the issuance to disclose relevant information according to the applicable regulatory rules at the places of listing of the Company.

Total Number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS
(vii) to adjust the currency structure and interest rate structure of bonds within the duration of the bonds according to market conditions.

(viii) to assign the aforementioned mandate to other candidates whom the Board finds appropriate.”

7.	Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:	16,135,017,406 (99.1089%)	145,031,708 (0.8909%)	33,950 (0.0002%)

(a)   Under the premise of the following conditions, the Board is granted unconditional and general mandate and is agreed to further authorise the management of the Company to deal with, at its sole discretion, relevant matters in connection with the issuance of shares of the Company during the relevant period (as defined below), in accordance with the Company’s specific needs, other market conditions and the conditions below:

(i) The Board approves the Company to, either separately or concurrently, issue, allot and deal with, or conditionally or unconditionally agree to, either separately or concurrently, issue, allot or deal with the domestic shares (“A shares”) and overseas-listed foreign shares (“H shares”) of the Company (including corporate bonds convertible into shares) for not more than 20% of the A shares and H shares of the Company at the date of this resolution being considered and approved at the general meeting, respectively; and approves the Company to determine the number of A shares and/or H shares to be issued, allotted or dealt with within such limit, under the premise of item (iii) of this article;

Total Number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(ii)  The Board formulates and implements specific issuance plans, including but not limited to the class of new shares to be issued, the pricing methods and/or the issuance price (including the price range), number of shares to be issued, target subscribers, use of proceeds, etc., determines the timing of issuance, period of issuance and whether to place to existing shareholders;

(iii)  The Board approves, signs, amends and performs or facilitates to sign, perform and amend all documents, indentures and matters it finds related to any issuance, allotment or dealing of A shares and/or H shares pursuant to the exercise of the aforementioned general mandate; and

(iv) The Board only exercises the aforementioned power pursuant to the Company Law of the People’s Republic of China (as amended from time to time) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or all applicable laws, regulations and rules of any other government or regulatory authorities. The Company can complete the issuance only after obtaining approvals from the China Securities Regulatory Commission and/or any other relevant Chinese government authorities.

Total Number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

(b)   In respect of this special resolution, the general mandate shall not exceed the relevant period. Yet, if the Board has resolved to issue during the relevant period, the Company can complete the issuance under such mandate upon the completion of approval from relevant Chinese government authorities. “Relevant period” refers to the date from the passing of this special resolution to the following dates, whichever is earlier:

(i) the conclusion of the next annual general meeting of the Company following the date when this special resolution is passed;

(ii) the expiry of 12 months from the date when this special resolution is passed; and

(iii) the date of the passing of the special resolution by the shareholders of the Company at the general meeting revoking or varying the general mandate given to the Board by this resolution.

(c)   Decision is made to authorise the Board to increase the registered capital of the Company under the premise of separate or concurrent issuance of shares in paragraph (a) of this special resolution, to show that the Company is authorised to issue shares under paragraph (a) of this special resolution. Decision is also made to authorise the Board to amend the articles of association it finds appropriate and necessary, to show the increase in the registered capital of the Company; and to undertake other necessary actions and necessary procedures to achieve the separate or concurrent issuance of shares under paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

			Total Number of Shares represented by votes (Approximate %*)
			For	Against	Abstain
RESOLUTIONS
8.	Ordinary Resolution: “THAT, to consider and approve the “Proposal of China Eastern Airlines Corporation Limited being qualified for non-public issuance of A shares”.		16,199,498,634 (99.5050%)	80,550,380 (0.4948%)	34,050 (0.0002%)
9.00	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares to specific subscribers by China Eastern Airlines Corporation Limited”. (Each part of this resolution shall be decided by voting in sequence):
	9.01	Type and par value of shares to be issued	5,545,784,244	82,852,795	35,150
			(98.5274%)	(1.4720%)	(0.0006%)
	9.02	Method and time of issuance	5,545,784,694	82,853,445	34,050
			(98.5274%)	(1.4720%)	(0.0006%)
	9.03	Subscribers and method of subscription	5,545,785,344	82,852,795	34,050
			(98.5274%)	(1.4720%)	(0.0006%)
	9.04	Pricing benchmark date, pricing principles and issue price	5,545,783,494	82,854,645	34,050
			(98.5274%)	(1.4720%)	(0.0006%)
	9.05	Number of shares to be issued	5,545,785,344	82,852,795	34,050
			(98.5274%)	(1.4720%)	(0.0006%)
	9.06	Amount and use of proceeds	5,547,481,625	81,156,514	34,050
			(98.5576%)	(1.4418%)	(0.0006%)
	9.07	Lock-up period	5,545,785,344	82,852,795	34,050
			(98.5274%)	(1.4720%)	(0.0006%)
	9.08	Place of listing	5,545,784,694	82,853,445	34,050
			(98.5274%)	(1.4720%)	(0.0006%)
	9.09	Arrangement of accumulated undistributed profits before the non-public issuance of A shares	5,545,784,144	82,853,995	34,050
			(98.5274%)	(1.4720%)	(0.0006%)
	9.10	Validity period of the resolutions of non-public issuance of A shares	5,545,785,344	82,852,795	34,050
			(98.5274%)	(1.4720%)	(0.0006%)
10.	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares by China Eastern Airlines Corporation Limited for the year 2022”.		5,545,784,694 (98.5274%)	82,853,445 (1.4720%)	34,050 (0.0006%)
11.	Ordinary Resolution: “THAT, to consider and approve the “Proposal on the description of the use of proceeds from previous fund raising activities by China Eastern Airlines Corporation Limited”.		16,209,196,453 (99.5646%)	70,852,561 (0.4352%)	34,050 (0.0002%)

Total Number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS
12.	Special resolution: “THAT, to consider and approve the “Feasibility analysis on the use of proceeds from the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.	16,198,892,500 (99.5013%)	81,156,514 (0.4985%)	34,050 (0.0002%)
13.	Special resolution: “THAT, to consider and approve the “Conditional share subscription agreement of the non-public issuance of A shares entered into with a specific subscriber by China Eastern Airlines Corporation Limited”.	5,545,784,694 (98.5274%)	82,853,445 (1.4720%)	34,050 (0.0006%)
14.	Special resolution: “THAT, to consider and approve the “Connected transaction involved in the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.	5,549,498,890 (98.5934%)	79,139,249 (1.4060%)	34,050 (0.0006%)
15.	Ordinary Resolution: “THAT, to consider and approve the “Proposal on dilution of immediate returns upon non-public issuance of shares, remedial measures and commitments by the controlling shareholder, directors and senior management on relevant measures”.	16,197,196,219 (99.4909%)	82,852,795 (0.5089%)	34,050 (0.0002%)
16.	Ordinary Resolution: “THAT, to consider and approve the “Proposal on shareholders’ return plan for the next three years (2022–2024) of China Eastern Airlines Corporation Limited”.	16,209,223,863 (99.5647%)	70,825,151 (0.4350%)	34,050 (0.0003%)
17.	Special resolution: “THAT, to consider and approve the “Proposal to authorize the board of directors and its authorized persons to proceed with relevant matters in respect of the nonpublic issuance of A shares in their sole discretion”.	5,534,556,293 (98.3279%)	80,550,480 (1.4311%)	13,565,416 (0.2410%)

*	The percentage of voting is based on the total number of Shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of the relevant resolution.

Please refer to the Meeting Materials and the Circular for details of the above resolutions.

The resolutions 1, 2, 3, 4, 5, 8, 11, 15 and 16 of the AGM are ordinary resolutions and have been passed by half or more of votes. The resolutions 6, 7, 9, 10, 12, 13, 14 and 17 of the AGM are special resolutions and have been passed by two-thirds or more of votes.

2.	POLL RESULTS OF THE H SHAREHOLDERS CLASS MEETING

The poll results at the H Shareholders Class Meeting were set out as follows:

Total Number of Shares represented by votes (Approximate %*)
			For	Against	Abstain
RESOLUTIONS
1.00	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares to specific subscribers by China Eastern Airlines Corporation Limited”. (Each part of this resolution shall be decided by voting in sequence):
	1.01	Type and par value of shares to be issued	1,178,052,911 (97.1345%)	34,718,446 (2.8627%)	33,950 (0.0028%)
	1.02	Method and time of issuance	1,178,053,561 (97.1346%)	34,717,796 (2.8626%)	33,950 (0.0028%)
	1.03	Subscribers and method of subscription	1,178,053,561 (97.1346%)	34,717,796 (2.8626%)	33,950 (0.0028%)
	1.04	Pricing benchmark date, pricing principles and issue price	1,178,053,561 (97.1346%)	34,717,796 (2.8626%)	33,950 (0.0028%)
	1.05	Number of shares to be issued	1,178,052,911 (97.1345%)	34,718,446 (2.8627%)	33,950 (0.0028%)
	1.06	Amount and use of proceeds	1,178,617,399 (97.1811%)	34,153,958 (2.8161%)	33,950 (0.0028%)
	1.07	Lock-up period	1,178,053,561 (97.1346%)	34,717,796 (2.8626%)	33,950 (0.0028%)
	1.08	Place of listing	1,178,053,561 (97.1346%)	34,717,796 (2.8626%)	33,950 (0.0028%)
	1.09	Arrangement of accumulated undistributed profits before the non-public issuance of A shares	1,178,062,911 (97.1354%)	34,708,446 (2.8618%)	33,950 (0.0028%)
	1.10	Validity period of the resolutions of non- public issuance of A shares	1,178,053,561 (97.1346%)	34,717,796 (2.8626%)	33,950 (0.0028%)
2.	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares by China Eastern Airlines Corporation Limited for the year 2022”.		1,178,053,561 (97.1346%)	34,717,796 (2.8626%)	33,950 (0.0028%)
3.	Special resolution: “THAT, to consider and approve the “Feasibility analysis on the use of proceeds from the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.		3,804,857,399 (99.1095%)	34,153,958 (0.8896%)	33,950 (0.0009%)

Total Number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS
4.	Special resolution: “THAT, to consider and approve the “Conditional share subscription agreement of the non-public issuance of A shares entered into with a specific subscriber by China Eastern Airlines Corporation Limited”.	1,178,053,561 (97.1346%)	34,717,796 (2.8626%)	33,950 (0.0028%)
5.	Special resolution: “THAT, to consider and approve the “Connected transaction involved in the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.	1,178,616,749 (97.1810%)	34,154,608 (2.8162%)	33,950 (0.0028%)
6.	Special resolution: “THAT, to consider and approve the “Proposal to authorize the board of directors and its authorized persons to proceed with relevant matters in respect of the nonpublic issuance of A shares in their sole discretion”.	1,178,053,561 (97.1346%)	34,717,796 (2.8626%)	33,950 (0.0028%)

*

The percentage of voting is based on the total number of Shares held by shareholders present, in person or by proxy, at the H Shareholders Class Meeting and entitled to vote in respect of the relevant resolution.

Please refer to the Meeting Materials and the Circular for details of the above resolutions.

All of the special resolutions of the H Shareholders Class Meeting have been passed by two- thirds or more of votes.

3.	POLL RESULTS OF THE A SHAREHOLDERS CLASS MEETING

The poll results at the A Shareholders Class Meeting were set out as follows:

Total Number of Shares represented by votes (Approximate %*)
			For	Against	Abstain
RESOLUTIONS
1.00	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares to specific subscribers by China Eastern Airlines Corporation Limited”. (Each part of this resolution shall be decided by voting in sequence):
	1.01	Type and par value of shares to be issued	4,363,768,683 (98.9089%)	48,134,999 (1.0910%)	1,200 (0.0001%)
	1.02	Method and time of issuance	4,363,769,783 (98.9090%)	48,134,999 (1.0910%)	100 (0.0000%)

Total Number of Shares represented by votes (Approximate %*)
			For	Against	Abstain
RESOLUTIONS
	1.03	Subscribers and method of subscription	4,363,769,783 (98.9090%)	48,134,999 (1.0910%)	100 (0.0000%)
	1.04	Pricing benchmark date, pricing principles and issue price	4,363,768,583 (98.9089%)	48,136,199 (1.0911%)	100 (0.0000%)
	1.05	Number of shares to be issued	4,363,769,783 (98.9090%)	48,134,999 (1.0910%)	100 (0.0000%)
	1.06	Amount and use of proceeds	4,364,902,226 (98.9346%)	47,002,556 (1.0654%)	100 (0.0000%)
	1.07	Lock-up period	4,363,769,783 (98.9090%)	48,134,999 (1.0910%)	100 (0.0000%)
	1.08	Place of listing	4,363,769,783 (98.9090%)	48,134,999 (1.0910%)	100 (0.0000%)
	1.09	Arrangement of accumulated undistributed profits before the non-public issuance of A shares	4,363,768,583 (98.9089%)	48,136,199 (1.0911%)	100 (0.0000%)
	1.10	Validity period of the resolutions of non- public issuance of A shares	4,363,769,783 (98.9090%)	48,134,999 (1.0910%)	100 (0.0000%)
2.	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares by China Eastern Airlines Corporation Limited for the year 2022”.		4,363,769,783 (98.9090%)	48,134,999 (1.0910%)	100 (0.0000%)
3.	Special resolution: “THAT, to consider and approve the “Feasibility analysis on the use of proceeds from the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.		12,390,073,101 (99.6221%)	47,002,556 (0.3779%)	100 (0.0000%)
4.	Special resolution: “THAT, to consider and approve the “Conditional share subscription agreement of the non-public issuance of A shares entered into with a specific subscriber by China Eastern Airlines Corporation Limited”.		4,363,769,783 (98.9090%)	48,134,999 (1.0910%)	100 (0.0000%)
5.	Special resolution: “THAT, to consider and approve the “Connected transaction involved in the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.		4,366,920,141 (98.9804%)	44,984,641 (1.0196%)	100 (0.0000%)
6.	Special resolution: “THAT, to consider and approve the “Proposal to authorize the board of directors and its authorized persons to proceed with relevant matters in respect of the nonpublic issuance of A shares in their sole discretion”.		4,352,540,732 (98.6545%)	45,832,684 (1.0388%)	13,531,466 (0.3067%)

*

The percentage of voting is based on the total number of Shares held by shareholders present, in person or by proxy, at the A Shareholders Class Meeting and entitled to vote in respect of the relevant resolution.

Please refer to the Meeting Materials and the Circular for details of the above resolutions.

All of the special resolutions of the A Shareholders Class Meeting have been passed by two- thirds or more of votes.

PricewaterhouseCoopers, the auditor of the Company, was appointed as the scrutineer for the purpose of vote-taking at the AGM and the Class Meetings.

Note:

The poll results were subject to scrutiny by PricewaterhouseCoopers, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

B.	EFFECT OF NON-PUBLIC ISSUANCE OF A SHARES ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

For reference and explanation purposes only, on the assumption that (i) there is no other change in the number of shares in issue of the Company from the date of this announcement to the completion of the Non-public Issuance of A Shares; (ii) the Board exercises in full the Specific Mandate to issue new A Shares (i.e. 5,662,332,023 A Shares); (iii) CEA Holding has subscribed for 1,887,444,007 A Shares (i.e. one-third of the maximum number of shares to be issued under the Non-public Issuance of A Shares, which is proportional to the minimum amount in which CEA Holding has agreed to subscribe for (i.e. RMB5 billion) divided by the maximum proceeds expected to be raised (i.e. RMB15 billion) under the Non-public Issuance of A Shares); and (iv) other Subscribers have subscribed for 3,774,888,016 A Shares (i.e. the maximum number of shares to be issued under the Non-public Issuance of A Shares minus the number of shares assumed to be subscribed by CEA Holding), the potential changes in the shareholding structure of the Company are as follows:

	As at the date of this announcement		Immediately after the completion of the Non-public Issuance of A Shares
	Number of shares held	Approximate percentage of the total number of shares in issue	Number of shares held	Approximate percentage of the total number of shares in issue
CEA Holding and its associates Note 1	8,025,170,875 (A Shares)	42.52%	9,912,614,882 (A Shares)	40.40%
	2,626,240,000 (H Shares)	13.91%	2,626,240,000 (H Shares)	10.70%

Subtotal	10,651,410,875	56.43%	12,538,854,882	51.10%

	As at the date of this announcement		Immediately after the completion of the Non-public Issuance of A Shares
	Number of shares held	Approximate percentage of the total number of shares in issue	Number of shares held	Approximate percentage of the total number of shares in issue
Other non-public Shareholders Note 2	3,960 (A Shares)	0.00%	3,960 (A Shares)	0.00%

Subtotal	3,960	0.00%	3,960	0.00%

Public Shareholders Note 3	5,672,487,466 (A Shares)	30.05%	9,447,375,482 (A Shares)	38.50%
	2,550,537,777 (H Shares)	13.51%	2,550,537,777 (H Shares)	10.39%

Subtotal	8,223,025,243	43.57%	11,997,913,259	48.90%

Total	18,874,440,078	100%	24,536,772,101	100%

Note 1:

As at the date of this announcement, the total number of shares in issue of the Company is 18,874,440,078. CEA Holding directly and indirectly holds 10,651,410,875 shares of the Company in aggregate, representing approximately 56.43% of the total number of shares in issue of the Company, among which:

(i)	CEA Holding directly holds 7,567,853,802 A Shares;

(ii)	CEA Holding, through CES Finance Holding Co., Ltd. (a wholly-owned subsidiary of CEA Holding), holds 457,317,073 A Shares; and

(iii)	CEA Holding, through CES Global Holdings (Hong Kong) Limited (a wholly-owned subsidiary of CEA Holding), holds 2,626,240,000 H Shares.

Note 2:

As at the date of this announcement, Mr. Li Yangmin, a Director, directly holds 3,960 A Shares in the capacity of beneficial owner, and the shares held by him shall not be regarded as being in public hands.

Note 3:

As at the date of this announcement, Juneyao Group directly holds 311,831,909 A Shares and indirectly holds (i) 219,400,137 A Shares through Juneyao Airlines Co., Ltd.; (ii) 589,041,096 A Shares through Shanghai Jidaohang Enterprise Management Company Limited; (iii) 546,769,777 H Shares through Shanghai Juneyao Airline Hong Kong Limited; and (iv) 12,000,000 H Shares through Juneyao Airlines Co., Ltd. Therefore, Juneyao Group directly and indirectly holds approximately 8.90% of the shares of the Company in aggregate, and the shares held by it shall be regarded as being in public hands.

It is expected that the Subscribers (other than CEA Holding) are not and will not become core connected persons after the completion of the Non-public Issuance of A Shares, and thus the shares held by them will be regarded as being in public hands.

Note 4:	For reference and explanation purposes only, based on the aforementioned assumptions, the public float is expected to be approximately 48.90% upon completion of the Non-public Issuance of A Shares.

Note 5:	Any discrepancies between the totals and sums of amounts listed in the table above are due to rounding.

For reference and explanation purposes only, based on the aforementioned assumptions, upon completion of the Non-public Issuance of A Shares, the shareholding percentage of CEA Holding in the Company will decrease from approximately 56.43% to approximately 51.10%. CEA Holding will remain as the controlling Shareholder of the Company, and the control of the Company will remain unchanged.

Upon completion of the Non-public Issuance of A Shares, according to the public information available to the Company and to the knowledge of the Directors, the Directors believe that the Company will continue to comply with the requirement of minimum public float under Rule 8.08(1) (a) of the Hong Kong Listing Rules.

The Company will make further announcements in respect of the progress of the Non-public Issuance of A Shares in accordance with the requirements of the Hong Kong Listing Rules and other applicable requirements in the PRC as and when appropriate.

The completion of the Non-public Issuance of A Shares is subject to the satisfaction of certain conditions, including but not limited to the approvals of the bodies performing the supervision and management duty of state-owned assets, the CSRC, and the approval by the Independent Shareholders for the Non-public Issuance of A Shares. There is no assurance that the Non- public Issuance of A Shares will proceed. Investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 29 June 2022

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).